UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

               Under the Securities Act of 1934 (Amendment No. )*

                           Paramark Enterprises, Inc.
                                (Name of Issuer)

                          Common Stock, $.01 par value
                         (Title of Class of Securities)

                                   699163 10 1
                                 (CUSIP Number)

                                Alan S. Gottlich
                         c/o Paramark Enterprises, Inc.
                                135 Seaview Drive
                           Secaucus, New Jersey 07094
                                 (201) 422-0910

               --------------------------------------------------
                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                January 12, 1998
                   ------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box.[]

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting persons initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934
(Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.  699163 10 1                13D                          Page 2 of 12

1 NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Alan S. Gottlich
         ###-##-####

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
         (a)
         (b) X

3        SEC USE ONLY



4        SOURCE OF FUNDS (See Instructions)
         PF

5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

                                                            []

6        CITIZENSHIP OR PLACE OF ORGANIZATION
         USA

NUMBER OF SHARES                             7      SOLE VOTING POWER
                                                    364,124 (1) (2) (3) (4)

BENEFICIALLY OWNED BY                        8      SHARED VOTING POWER
                                                    1,013,390

EACH REPORTING PERSON                        9      SOLE DISPOSITIVE POWER
                                                    364,124

WITH                                         10     SHARED DISPOSITIVE POWER
                                                    1,013,390

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
         1,377,514

12       CHECK IF THE AGGREGATE AMOUNT IN ROW(11) EXCLUDES
         CERTAIN SHARES (See Instructions)
         X

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         33.3%

14       TYPE OF REPORTING PERSON (See Instructions)
         IN

----------------------------
(1) Includes 155,874 shares held by Mr. Gottlichs wife.

(2) Excludes 1,013,390 shares held by the Charles N. Loccisano Trust f/b/o/ Michael Loccisano and the Charles N. Loccisano Trust f/b/o/ Marisa Loccisano. Mr. Gottlich is a co-trustee of the Trusts.

(3) Includes 143,250 shares subject to options exercisable within the next 60 days, and excludes 45,000 shares subject to options not exercisable within the next 60 days.

(4) Includes 65,000 shares subject to convertible debentures held by Mr.
Gottlich.

CUSIP NO.  699163 10 1             13D                          Page 3 of 12

1 NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Lorraine S. Gottlich
         ###-##-####

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
         (a)
         (b) X

3        SEC USE ONLY


4        SOURCE OF FUNDS (See Instructions)
         PF

5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

                                                           []

6        CITIZENSHIP OR PLACE OF ORGANIZATION
         USA

NUMBER OF SHARES                             7      SOLE VOTING POWER
                                                    155,874

BENEFICIALLY OWNED BY                        8      SHARED VOTING POWER
                                                    0

EACH REPORTING PERSON                        9      SOLE DISPOSITIVE POWER
                                                    155,874

WITH                                         10     SHARED DISPOSITIVE POWER
                                                    0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
         155,874

12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES (See Instructions)
         X

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         3.8%

14       TYPE OF REPORTING PERSON (See Instructions)
         IN

CUSIP NO.  699163 10 1                 13D                         Page 4 of 12


1 NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Saul Feiger
         ###-##-####

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
         (a)
         (b) X

3        SEC USE ONLY


4        SOURCE OF FUNDS (See Instructions)
         PF

5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

                                                  []

6        CITIZENSHIP OR PLACE OF ORGANIZATION
         USA

NUMBER OF SHARES                             7      SOLE VOTING POWER
                                                    40,096 (1)

BENEFICIALLY OWNED BY                        8      SHARED VOTING POWER
                                                    1,013,390

EACH REPORTING PERSON                        9      SOLE DISPOSITIVE POWER
                                                    40,096

WITH                                         10     SHARED DISPOSITIVE POWER
                                                    1,013,390

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
         1,053,486

12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES (See Instructions)
         X

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         25.5%

14       TYPE OF REPORTING PERSON (See Instructions)
         IN


(1) Excludes 1,013,390 shares held by the Charles N. Loccisano Trust f/b/o/ Michael Loccisano and the Charles N. Loccisano Trust f/b/o/ Marisa Loccisano. Mr. Feiger is a co-trustee of the Trusts.

CUSIP NO.  699163 10 1               13D                          Page 5 of 12

1 NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Charles N. Loccisano
         ###-##-####

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
         (a)
         (b) X

3        SEC USE ONLY



4        SOURCE OF FUNDS (See Instructions)
         PF

5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

                                                            []

6        CITIZENSHIP OR PLACE OF ORGANIZATION
         USA

NUMBER OF SHARES                             7      SOLE VOTING POWER
                                                    768,125 (1) (2) (3)

BENEFICIALLY OWNED BY                        8      SHARED VOTING POWER
                                                    0

EACH REPORTING PERSON                        9      SOLE DISPOSITIVE POWER
                                                    768,125

WITH                                         10     SHARED DISPOSITIVE POWER
                                                    0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
         768,125

12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES (See Instructions)
         X

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         18.6%

14       TYPE OF REPORTING PERSON (See Instructions)
         IN


(1) Excludes 1,013,390 shares held by the Charles N. Loccisano Trust f/b/o/ Michael Loccisano and the Charles N. Loccisano Trust f/b/o/ Marisa Loccisano, of which Mr. Loccisano is a settlor.

(2) Includes 268,125 shares subject to options exercisable within the next 60 days, and excludes 45,000 shares subject to options not exercisable within the next 60 days.

(3) Includes 500,000 shares subject to convertible debentures held by Mr. Loccisano.

CUSIP NO.  699163 10 1             13D                          Page 6 of 12


1 NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Charles N. Loccisano Irrevocable Trust f/b/o/ Michael Loccisano 22-6568468

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
         (a)
         (b) X

3        SEC USE ONLY


4        SOURCE OF FUNDS (See Instructions)
         PF

5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

                                                            []

6        CITIZENSHIP OR PLACE OF ORGANIZATION
         USA

NUMBER OF SHARES                             7      SOLE VOTING POWER
                                                    506,695

BENEFICIALLY OWNED BY                        8      SHARED VOTING POWER
                                                    0

EACH REPORTING PERSON                        9      SOLE DISPOSITIVE POWER
                                                    506,695

WITH                                         10     SHARED DISPOSITIVE POWER
                                                    0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
         506,695

12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES (See Instructions)
         X

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         12.3%

14       TYPE OF REPORTING PERSON (See Instructions)
         OO

CUSIP NO.  699163 10 1               13D                          Page 7 of 12


1 NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Charles N. Loccisano Irrevocable Trust f/b/o/ Marisa Loccisano 22-6568466

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
         (a)
         (b) X

3        SEC USE ONLY


4        SOURCE OF FUNDS (See Instructions)
         PF

5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

                                                            []

6        CITIZENSHIP OR PLACE OF ORGANIZATION
         USA

NUMBER OF SHARES                             7      SOLE VOTING POWER
                                                    506,695

BENEFICIALLY OWNED BY                        8      SHARED VOTING POWER
                                                    0

EACH REPORTING PERSON                        9      SOLE DISPOSITIVE POWER
                                                    506,695

WITH                                         10     SHARED DISPOSITIVE POWER
                                                    0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
         506,695

12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES (See Instructions)
         X

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         12.3%

14       TYPE OF REPORTING PERSON (See Instructions)
         OO

1.       Security and Issuer.

         This Statement relates to the common stock , par value $.01 per share (Common Stock), of Paramark Enterprises, Inc., a Delaware corporation (the Issuer or the Company). The address of the Issuers principal executive offices is 135 Seaview Drive, Secaucus, New Jersey 07094.

2.       Identity and Background.

          (a) Name. This Statement is being filed by each reporting person (Reporting Person) as follows:
                Alan S. Gottlich
                Lorraine S. Gottlich
                Saul Feiger
                Charles N. Loccisano
                Charles N. Loccisano Irrevocable Trust f/b/o/ Michael Loccisano Charles N. Loccisano Irrevocable Trust f/b/o/ Michael Loccisano

         The filing of this Statement shall not be construed as an admission that Alan S. Gottlich, Lorraine S. Gottlich, Saul Feiger Charles N. Loccisano, Charles N. Loccisano Irrevocable Trust f/b/o/ Michael Loccisano, or Charles N. Loccisano Irrevocable Trust f/b/o/ Marisa Loccisano are, for the purposes of
Section 13(d) or 13 (g) of the Securities Exchange Act of 1934, as amended (the Exchange Act), the beneficial owner of any securities covered by this Statement or that this schedule is required to be filed by such person.

         (b) Business Address. The business address for each Reporting Person is c/o Paramark Enterprises, Inc., 135 Seaview Drive, Secaucus, New Jersey 07094.

         (c) Present Principle Occupation or Employment. Alan Gottlich is President and Chief Financial Officer of the Issuer, Charles N. Loccisano is Chairman and Chief Executive Officer of the Issuer, Lorraine Gottlich is a housewife, and Saul Feiger is a practicing attorney.

         (d) Criminal Convictions. During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding, excluding traffic violations and similar misdemeanors.

         (e) Court or Administrative Proceedings. During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Citizenship. Alan S. Gottlich, Lorraine S. Gottlich, Saul Feiger and Charles N. Loccisano are citizens of the United States of America. The Charles N. Loccisano Irrevocable Trust f/b/o/ Michael Loccisano and the Charles
N. Loccisano Irrevocable Trust f/b/o/ Marisa Loccisano were organized under the laws of the State of New Jersey.

3.       Source and Amounts of Funds and Other Consideration.

         In October 1991, Lorraine S. Gottlich acquired 155,874 shares for a total purchase price of $15,251, Saul Feiger acquired 40,096 shares in consideration for legal services provided to the Company, and the Charles N. Loccisano Irrevocable Trust f/b/o/ Michael Loccisano and the Charles N. Loccisano Irrevocable Trust f/b/o/ Marisa Loccisano acquired 1,013,390 shares for a total purchase price of $778,595. Such shares were purchased with personal funds. A Schedule 13G was previously filed for all the Reporting Persons as these shares were acquired prior to the Company going public. This Schedule 13D is being filed due to stock option grants and convertible loans as described below, which result in a more than a 2% increase in the amount of shares outstanding for each of the Reporting Persons.

         On January 12, 1998, Alan S. Gottlich received option grants to purchase 188,250 shares at a price of $.50 per share pursuant to the Companys 1996 Stock Option Plan in exchange for the forfeiture of 251,000 options under such plan, and Charles N. Loccisano received option grants to purchase 313,125 shares at a price of $.50 per share pursuant to the Companys 1996 Stock Option Plan in exchange for the forfeiture of 417,500 options under such plan.

         On January 12, 1997, Alan S. Gottlich loaned the Company $32,500 and Charles N. Loccisano loaned the Company $250,000 in the form of five year convertible debentures with interest at a rate of 8% per annum. These loans are currently convertible into the Companys Common Stock at any time by the holders based on a conversion price of $.50 per share. These loans were provided to the Company with personal funds.

4.       Purpose of Transaction.

         The acquisition of the shares of Common Stock of Issuer by the Reporting Persons are for investment purposes. The Reporting Persons may, from time to time, depending upon market conditions and other investment considerations, purchase additional shares or dispose of shares of the Companys Common Stock.

         As Chairman of the Board and President of the Company, Messrs. Loccisano and Gottlich regularly explore potential actions and transactions which may be advantageous to the Company, including mergers, acquisitions, reorganizations, debt and equity financings, or other material changes in the business, corporate structure, management, policies, governing instruments, securities or regulatory reporting obligations of the Company.

         Except as previously noted with respect to Messrs. Loccisano and Gottlich, the Reporting Persons have no present plans or proposals which relate to or would result in any of the following:

         (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer.

         (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

         (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

         (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of the directors or to fill any existing vacancies of the board;

         (e) any material change in the present capitalization or dividend policy of the Issuer;

         (f) any other material change in the Issuer's business or corporate structure;

         (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

         (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) a class of eligible equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

         (j) any action similar to those enumerated above.

5.       Interest in Securities of the Issuer.

         (a) As of the date hereof, Alan Gottlich may be deemed to be the beneficial owner of 1,377,514 shares of Issuer's Common Stock, which represents 33.3% of Issuer's outstanding Common Stock, Lorraine Gottlich may be deemed to be the beneficial owner of 155,874 shares of Issuer's Common Stock, which represents 3.8% of Issuer's outstanding Common Stock, Saul Feiger may be deemed to be the beneficial owner of 1,053,486 shares of Issuer's Common Stock, which represents 25.5% of Issuer's outstanding Common Stock, and Charles N. Loccisano may be deemed to be the beneficial owner of 768,125 shares of Issuer's Common Stock, which represents 18.6% of Issuer's outstanding Common Stock.

         (b) Lorraine Gottlich and Charles Loccisano have sole voting and sole dispositive power with respect to the shares of Common Stock beneficially owned by them, and Alan Gottlich and Saul Feiger have shared voting and shared dispositive power with respect to the shares of Common Stock beneficially owned by them.

         (c) Except as described in Item 3 above, each Reporting Person do not own beneficially any shares of Common Stock of Issuer or is effected by any transaction in shares of Common Stock of Issuer during the 60 days preceding the date of this Statement.

         (d) Except as set forth in the Trust Agreements, no person other than the Reporting Persons are known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by them.

         (e)      Not applicable.

6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Other than as indicated elsewhere in this Statement, the Reporting Persons are not a party to any contract, arrangement, understanding, or relationship (legal or otherwise) with any person with respect to any securities of the Issuer other than the Trust Agreements, including by not limited to, the transfer or voting of any of the Issuer's securities, finders fees, joint ventures, loan or option arrangements puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

7.       Material to be Filed as Exhibits:

         Exhibit 1:        Agreement regarding joint filing.

         Exhibit 2:        Trust Agreements.

                                   Signatures


         After reasonable inquiry and to the best of the undersigneds knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date:

                                           Alan S. Gottlich


Date:

                                           Lorraine S. Gottlich


Date:

                                           Charles N. Loccisano


Date:

                                           Saul Feiger



Date:                                      Charles N Loccisano Irrevocable Trust
                                           F/B/O/ Michael Loccisano



                                           By:
                                           Alan S. Gottlich, Trustee



Date:                                      Charles N Loccisano Irrevocable Trust
                                           F/B/O/ Marisa Loccisano



                                           By:
                                           Alan S. Gottlich, Trustee